EXHIBIT 99.2

Report on Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

April 30, 2013

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                    By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Mel E. Benson	953,029,805	96.74	32,095,787	3.26
Dominic D’Alessandro	974,577,629	98.92	10,647,965	1.08
John T. Ferguson	974,132,528	98.87	11,093,066	1.13
W. Douglas Ford	953,883,813	96.82	31,341,779	3.18
Paul Haseldonckx	974,116,283	98.87	11,109,310	1.13
John R. Huff	952,176,794	96.65	33,048,799	3.35
Jacques Lamarre	975,568,699	99.02	9,656,675	0.98
Maureen McCaw	954,512,538	96.88	30,713,054	3.12
Michael W. O’Brien	974,884,375	98.95	10,341,218	1.05
James W. Simpson	953,653,612	96.80	31,571,981	3.20
Eira M. Thomas	850,383,417	86.31	134,842,176	13.69
Steven W. Williams	977,334,459	99.20	7,891,133	0.80

2.                                    By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors for 2013.

3.                                    A resolution to increase the number of common shares of Suncor reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan by an additional 23,000,000 common shares was approved by a vote, conducted by ballot, of 856,575,399 (86.94%) for and 128,646,827 (13.06%) against.

4.                                    Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular delivered in advance of the meeting was approved by a vote, conducted by ballot, of 913,420,212 (92.71%) for and 71,797,310 (7.29%) against.